TLG Acquisition One Corp.

515 North Flagler Drive, Suite 520

West Palm Beach, Florida 33401

(561) 945-8340

July 11, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Stephany Yang

Re:	Request for Acceleration of Effectiveness of

Registration Statement on Form S-4 (File No. 333-268349)

Ladies and Gentlemen:

TLG Acquisition One Corp. hereby respectfully requests that, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the effectiveness of its Registration Statement on Form S-4 (Registration Statement No. 333-268349) be accelerated so that the Registration Statement will become effective on Wednesday, July 12, 2023, at 2:00 p.m., Eastern time, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Gerald M. Spedale of Gibson, Dunn & Crutcher LLP at (346) 718-6888.

Sincerely,

TLG ACQUISITION ONE CORP.

By:	/s/ John Michael Lawrie
John Michael Lawrie
Chief Executive Officer

cc:	Gerald M. Spedale, Gibson, Dunn & Crutcher LLP